599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

October 12, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549

Attention: Bonnie Baynes, Sharon Blume, Jessica Livingston & J. Nolan McWilliams

Re:	Worldwide Webb Acquisition Company (the “Company”) Draft Registration Statement on Form S-1

Submitted May 13, 2021

CIK No. 0001853044

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 7, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company on September 30, 2021 (the “Registration Statement”).

This letter is being submitted together with the Company’s filing of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions to the Registration Statement to, among other things, address the Staff’s comments.

Each comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Registration Statement.

Amendment No. 1 filed September 30, 2021 Cover Page

1.	We note eleven anchor investors will purchase 99.3% of the offered shares and your disclosure on page 53 of the Nasdaq listing requirements that you have a minimum of 400 round lot holders. Please disclose the risks and impact these anchor investors may have on the registrant’s ability to meet the listing requirements given the limited public distribution, trading volume, volatility and liquidity of your securities resulting from such concentration.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Response: In response to the Staff’s comment, additional disclosure regarding the Company’s ability to meet Nasdaq’s listing requirements given the limited public distribution, trading volume, volatility and liquidity of the securities has been added to the summary risk factors on page 30 and to the risk factors on page 53.

Capitalization, page 85

2.	Your disclosure on page 85 indicates that you will account for the excess of fair value over consideration of the 1,250,000 founder shares to be sold to the anchor investors as a cost of the offering in accordance with SAB Topic 5A and SAB Topic 5T. Please respond to the following:

•	Tell us the business purpose for the sponsor selling a portion of their founder shares to the anchor investors at $0.005 per share.
•	Tell us why this is accounted for as a cost of the offering rather than a compensation expense. Tell us the authoritative literature upon which you are relying in accounting for this transaction.
•	In light of the fact that you have determined that the warrants issued as part of the units are to be accounted for as warrant liabilities based on the guidance in ASC 815- 40, please tell us why you determined that the entire excess of fair value over the consideration paid by the anchor investors would be included as part of additional paid in capital, as opposed to a portion of the offering costs being allocated to the warrant liabilities and expensed as incurred.

Response:

•	In response to the Staff’s comment, the Company notes that business purpose for the sponsor selling a portion of their founder shares to the anchor investors at $0.005 per share is to receive commitment from investors to purchase shares ahead of the initial public offering.

•	In response to the Staff’s comment, the Company has considered the guidance in SAB Topic 5A and SAB Topic 5T. As discussed in SAB Topic 5A, common stock issuance costs (“Commitment Fee”) are incremental costs directly associated with issuance. Anchor investors do not perform any services or have any other side arrangement with the SPAC or Sponsors which would suggest that the Commitment Fee is anything other than the equity issuance expense. In addition, anchor investors do not have any commitment to the Company after the initial public offering. Therefore, the Commitment Fee represents a direct and incremental cost of the offering.

•	In response to the Staff’s comment, the Company has revised page 85 of the Amended Registration Statement to include that a portion of the offering costs will be allocated to the warrant liabilities and expensed as incurred.

Note 2—Summary of Significant Accounting Policies, page F-10

3.	We note that your balance sheets disclose accrued offering and formation costs that are 70.6% and 100% of current liabilities at 06/30/21 and 03/05/21, while your statements of operations disclose formation costs that are 100% of net loss for the periods ended 06/30/21 and 03/05/21. Please revise to disclose the nature of your formation costs, your related accounting policy with reference to the accounting literature upon which it is based, and explain and quantify all significant transactions in the period(s).

Response:

•	In response to the Staff’s comment, the Company has revised page F-11 of the Amended Registration Statement.

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (212) 848-4000 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Ilir Mujalovic
Ilir Mujalovic

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